Filed By VeriChip Corporation
Pursuant To Rule 425 Under
The Securities Act of 1933, As Amended
Subject Company: Steel Vault Corporation
Commission File No.: 333-161991
VeriChip Corporation and RECEPTORS LLC Announce Webcast Details for
Today’s Event to Unveil Development Details of Virus Triage Detection System for
the H1N1 Virus and In Vivo Glucose-Sensing RFID Microchip
DELRAY BEACH, FL— October 22, 2009 — VeriChip Corporation (“VeriChip”) (NASDAQ: CHIP) and its development partner RECEPTORS LLC (“RECEPTORS”), a technology company whose AFFINITY by DESIGN™ chemistry platform can be applied to the development of selective binding products, announced webcast details for today’s event for the medical, patient and investor communities in New York to unveil details of their virus triage detection system for the H1N1 virus and Phase II development of an in vivo glucose-sensing RFID microchip.
The event will take place at the Grand Hyatt at 4:30 p.m. ET and feature a presentation by Robert E. Carlson, Ph.D., President and Chief Science Officer of RECEPTORS LLC, and an expert in the field of proteomics and the development of artificial receptors. A webcast of the event will be available at www.verichipcorp.com in the Investor Relations section under Events & Presentations.
About RECEPTORS LLC
RECEPTORS LLC develops SMART MATERIALS products for laboratory, clinical, industrial hygiene and healthcare use that selectively capture and measure chemical, biochemical and cellular targets from complex biological, environmental or industrial samples. The Company’s patented AFFINITY by DESIGN™ platform has broad applicability, ranging from the isolation of disease pathway proteins for drug discovery and production of therapeutic antibodies, to the capture of bacteria and viruses for disinfection and diagnostic purposes. RECEPTORS LLC is a private company based in suburban Minneapolis, Minnesota. For further information please visit http://www.receptorsllc.com.
About VeriChip Corporation
VeriChip Corporation, headquartered in Delray Beach, Florida, has developed the VeriMed™ Health Link System for rapidly and accurately identifying people who arrive in an emergency room and are unable to communicate. This system uses the first human-implantable passive RFID microchip and corresponding personal health record, cleared for medical use in October 2004 by the United States Food and Drug Administration.
On September 8, 2009, VeriChip Corporation announced it agreed to acquire Steel Vault Corporation (OTCBB: SVUL) to form PositiveID Corporation. PositiveID will provide identification technologies and tools to protect consumers and businesses. The companies expect the merger to close in the fourth quarter of 2009.
For more information on VeriChip, please call 1-800-970-2447, or e-mail info@verichipcorp.com. Additional information can be found online at www.verichipcorp.com.

Statements about VeriChip’s future expectations, including its development of a triage detection system, the expectation that the triage detection system, if developed, will function as intended and be a marketable product, the expectation that Phase II will demonstrate a glucose concentration response in the presence of blood and interstitial fluid matrix components, the ability of RECEPTORS LLC to complete the Phase II goal, the expectation that the merger will close in the fourth quarter of 2009, and all other statements in this press release other than historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are subject to change at any time, and VeriChip’s actual results could differ materially from expected results. These risks and uncertainties include the Company’s ability to successfully develop and commercialize the microchip, the market acceptance of the microchip, the Company’s and RECEPTORS’ ability to develop a microchip, the validity, scope and enforceability of the Company’s patents and those related to the microchip, the protection afforded by the Company’s patents and those related to the microchip, the Company’s ability to complete the development phases in certain time frames, government regulations relating to the microchip, the Company’s ability to fund the continued development of the microchip, the timing and success of submission, acceptance and approval of required regulatory filings; as well as certain other risks. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s various filings with the Securities and Exchange Commission, including those set forth in the Company’s 10-K filed on February 12, 2009, under the caption “Risk Factors.” The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.
Additional Information and Where to Find It
On September 8, 2009, VeriChip and Steel Vault issued a joint press release announcing the signing of an Agreement and Plan of Reorganization, among VeriChip, Steel Vault and VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VeriChip (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into Steel Vault, with Steel Vault surviving and becoming a wholly-owned subsidiary of VeriChip (the “Merger”). Upon the consummation of the Merger, each outstanding share of Steel Vault’s common stock will be converted into 0.5 shares of VeriChip common stock.
In connection with the Merger, VeriChip filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a Joint Proxy Statement/Prospectus of VeriChip and Steel Vault. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully because they contain important information about VeriChip, Steel Vault and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by VeriChip or Steel Vault by directing a written request, as appropriate, to VeriChip at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Steel Vault at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.
VeriChip, Steel Vault and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.
Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of VeriChip is also included in VeriChip’s Form 10-K, which was filed with the SEC on February 12, 2009. Additional information regarding the directors and executive officers of Steel Vault is also included in Steel Vault’s proxy statement (Form DEF 14A) for the 2009 annual meeting of Steel Vault’s stockholders, which was filed with the SEC on February 9, 2009, as amended. These documents are available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations at the addresses above.
###
About VeriChip
Contact:
Allison Tomek
561-805-8008
atomek@verichipcorp.com

Filed By VeriChip Corporation
Pursuant To Rule 425 Under
The Securities Act of 1933, As Amended
Subject Company: Steel Vault Corporation
Commission File No.: 333-161991
RECEPTORS LLC VERICHIP CORPORATION AFFINITY by DESIGN(tm) DIAGNOSTICS Robert E. Carlson, Ph.D. President & CSO

Safe Harbor Statement Information contained in this presentation may contain forward-looking statements, including, for example, the belief that VeriChip Corporation will become PositiveID Corporation on November 10, 2009, the belief that PositiveID will provide identification technologies and tools for consumers and businesses, the expectation that the triage detection system, if developed, will function as intended, including the ability to provide two levels of identification within minutes, and be a marketable product, the belief that the influenza triage diagnostic system will be scalable and will be able to be rapidly adapted to identify new strains of influenza and other viruses as they evolve, giving the virus detection triage system value for future testing applications in healthcare, the expectation that Phase II will demonstrate a glucose concentration response in the presence of blood and interstitial fluid matrix components, the ability of Receptors to complete the Phase II goal, the ability of the glucose-sensing microchip being developed with partner Receptors to eliminate the need for millions of diabetics to prick their fingers multiple times per day and get a rapid reading of their blood sugar with a simple wave of a handheld scanner, the likelihood that Phase II will be completed in the second quarter of 2010, the expectation that Phase II will optimize candidate glucose-sensing systems for sensitivity and selectivity incorporating model matrices into the screen and workflow process and also optimize the binding environment and competitor agent synthesis, incorporate cut-off membrane technology and demonstrate a bench-scale fluorescence system prototype, the belief that the product of Phase II will be a fully functional, bench scale prototype of the glucose sensing system, and the expectation that Receptors' closed cycle glucose sensing system will succeed. These forward-looking statements are not statements of historical facts and represent only VeriChip's and/or Receptors' beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond VeriChip's and Receptors' control, which affect operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Reorganization; (2) the inability to complete the merger due to the failure to obtain the requisite stockholder approval or the failure to satisfy other conditions to the merger; (3) those factors set forth in VeriChip's Form 10-K, Form 10-Q and other filings with the SEC; (4) those factors set forth in Steel Vault's Form 10-K, Form 10-Q and other filings with the SEC; (5) the risk that expected synergies and benefits of the merger will not be realized within the expected time frame or at all; (6) VeriChip's ability to successfully develop and commercialize the microchip and virus triage detection system; (7) the market acceptance of the microchip and virus triage detection system; (8) VeriChip's and Receptors' ability to develop a microchip and virus triage detection system, the validity, scope and enforceability of VeriChip's patents and those related to the microchip and virus triage detection system; (9) the protection afforded by VeriChip's patents and those related to the microchip and virus triage detection system; (10) VeriChip's ability to complete the development phases in certain time frames; (11) government regulations relating to the microchip and virus triage detection system; (12) VeriChip's ability to fund the continued development of the microchip and virus triage detection system; (13) the timing and success of submission, acceptance and approval of required regulatory filings; and (14) as well as certain other risks. Many of the factors that will determine the outcome of the subject matter of this communication are beyond VeriChip's or Receptors' ability to control or predict. Neither VeriChip nor Receptors undertake any obligation to revise or update any forward- looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise. Additional Information and Where to Find It On September 8, 2009, VeriChip and Steel Vault issued a joint press release announcing the signing of an Agreement and Plan of Reorganization, among VeriChip, Steel Vault and VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VeriChip (the "Acquisition Subsidiary"), pursuant to which the Acquisition Subsidiary will be merged with and into Steel Vault, with Steel Vault surviving and becoming a wholly-owned subsidiary of VeriChip (the "Merger"). Upon the consummation of the Merger, each outstanding share of Steel Vault's common stock will be converted into 0.5 shares of VeriChip common stock. In connection with the Merger, VeriChip filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that will contain a Joint Proxy Statement/Prospectus of VeriChip and Steel Vault. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully because they contain important information about VeriChip, Steel Vault and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC's web site (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by VeriChip or Steel Vault by directing a written request, as appropriate, to VeriChip at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Steel Vault at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction. VeriChip, Steel Vault and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of VeriChip is also included in VeriChip's Form 10-K, which was filed with the SEC on February 12, 2009. Additional information regarding the directors and executive officers of Steel Vault is also included in Steel Vault's proxy statement (Form DEF 14A) for the 2009 annual meeting of Steel Vault's stockholders, which was filed with the SEC on February 9, 2009, as amended. These documents are available free of charge at the SEC's website (www.sec.gov) and by contacting Investor Relations at the addresses above.

VERICHIP CORPORATION positiveID

Agenda Scott Silverman Chairman and CEO of VeriChip Corporation, which is becoming PositiveID Corporation on Nov. 10, 2009 Robert E. Carlson, Ph.D. President and Chief Science Officer of RECEPTORS LLC

History



2001
2005
2007
2008
Dec. 2001: VeriChip microchip introduced
Oct. 2004: VeriChip becomes first RFID microchip to be approved by FDA for patient identification
Oct. 2006: Digital Angel receives Patent for Embedded Bio-Sensor System; human application licensed to VeriChip
Feb. 2007: VeriChip completes its IPO
Sept. 2007: VeriChip, Digital Angel & RECEPTORS enter development agreement for *in vivo* glucose-sensing RFID microchip
July 2008: VeriChip sells its wearable RF division, Xmark, to The Stanley Works for $48 million
Nov. 2008: Scott R. Silverman buys controlling interest in VeriChip from Digital Angel and resumes role of Chairman; Simultaneously, VeriChip buys IP related to human implantable RFID business including glucose-sensing microchip patent from Digital Angel
Nov. 2008: RECEPTORS successfully completes Phase I development of *in vivo* glucose-sensing RFID microchip

2009

2009

- Apr: VeriChip expands relationship with RECEPTORS to include biological and environmental sensor applications
- July: VeriChip receives $4.4 million in cash escrow proceeds related to its Xmark sale
- Aug: Scott R. Silverman resumes role of CEO
- Sept: VeriChip agrees to acquire Steel Vault (OTCBB: SVUL) and form PositiveID Corporation to provide identification technologies and tools for consumers and businesses
- Sept: VeriChip and RECEPTORS announce plans to develop a virus triage detection system for the H1N1 virus; VeriChip granted exclusive license to RECEPTORS patents used in the development
- Oct: VeriChip and RECEPTORS announce plans to launch Phase II development of *in vivo* glucose-sensing RFID microchip; VeriChip granted exclusive license to RECEPTORS patents used in the glucose development

The Future PositiveID provides identification technologies and tools for consumers and businesses. Healthcare: Personal health record Patient identification Virus triage detection system Glucose-sensing RFID microchip Identity security services: Credit monitoring and reporting Public record database monitoring Document storage and vault CHIP SVUL + =

TECHNOLOGY PLATFORM SMART MATERIALS CORE TECHNOLOGY: Surface Functionalization for Selective Binding

9 TECHNOLOGY WITH a STRATEGY TECHNOLOGY WITH a STRATEGY Minnesota Technology Magazine CORE COMPETENCE: SURFACE FUNCTIONALIZATION FOR SELECTIVE BINDING DIAGNOSTICS and SENSORS

IN VIVO DIAGNOSTIC IN VIVO GLUCOSE SENSOR

FREEDOM from the NEEDLE ELIMINATE THE PAIN IMPROVE OUTCOMES

CRITICAL COMPONENTS GLUCOSE HIGH GLUCOSE LOW GLUCOSE SAFE INTEGRATED SYSTEM FOR IN VIVO GLUCOSE MONITORING

INTEGRATED DEVICE RECEPTORS LLC VERICHIP GLUCOSE to SIGNAL

SENSING SYSTEM CRITICAL COMPONENTS REQUIRED...

SENSING SYSTEM DESIGN BIOCOMPATABLE MEMBRANE BLOODSTREAM GLUCOSE OPTICAL / ELECTRONIC SENSOR & ELECTRONICS GLUCOSE BINDING ENVIRONMENT COMPETITION/SIGNALING COMPONENT BIOISOLATION SIGNAL AGENT SELECTIVE BINDING SELF-CONTAINED SYSTEM

DEVELOP COMPETITIVE SYSTEMS OPTIMIZED GLUCOSE CONCENTRATION VERSUS COMPETITOR AGENT SIGNAL.

BIOCOMPATABLE MEMBRANE BIOCOMPATABLE MEMBRANE MOLECULAR WEIGHT CUT-OFF TO EXCLUDE PROTEINS AND CELLULAR COMPONENTS ISO 10,993-4: BLOOD COMPATIBILITY DUAL FUNCTION PACKAGE

Sensitivity vs. Specificity Required: coordinated identification of a binding environment and competitor agent PAIR that meet the specificity and sensitivity criteria glucose 80-120 mg/dL fructose 2-12 mg/dL (BUT higher affinity) galactose 2-90,1.5 mg/dL Competition with glucose requires specificity Normal levels of glucose in vivo necessitate sensitivity Need to tune the affinity of the competitor agent for the binding environment to give the ideal signal Need to tune the binding environment and the competitor agent to be as specific for glucose as possible

19 Phase I: Self-Contained Sensing System PHASE I-A BUILD MATERIALS *Competitor Agents *Microarrays *Porous Membrane PHASE I-B IDENTIFY CANDIDATE SYSTEMS *Glucose Binding Environments *Competitor Agents *Competitor Glucose Response PHASE II/III OPTIMIZE SYSTEM *Component Build SOP's *Optimize Matrix/Membrane *Optimize System Response MATERIALS LEADS SYSTEM Competitor Agent Glucose Binding Environment Glucose Sensing System

20 Competitive Binding GLUCOSE SENSING SYSTEM SUMMARY PROOF-of-CONCEPT SCHEME Selection of Binding Environment and Competitor Agent Pairs Tunable Glucose Response

21 Phase I: Self-Contained Sensing System PHASE I-A BUILD MATERIALS *Competitor Agents *Microarrays *Porous Membrane PHASE I-B IDENTIFY CANDIDATE SYSTEMS *Glucose Binding Environments *Competitor Agents *Competitor Glucose Response PHASE II/III OPTIMIZE SYSTEM *Component Build SOP's *Optimize Matrix/Membrane *Optimize System Response MATERIALS LEADS SYSTEM Competitor Agent Glucose Binding Environment Glucose Sensing System

SENSING in ACTION

PANDEMIC INFLUENZA POINT-OF-CARE DIAGNOSTICS

INFLUENZA VIRUS 24 SURFACE PROTEINS DETERMINE PATHOGENICITY AND ADAPT QUICKLY

THE MARKET 25 A rapid diagnostic test for the identification of influenza sub-type in point-of-care and clinical patient samples Existing rapid influenza tests are unreliable and do not provide sub-type information. H3N2 vs. H1N1 (seasonal flu) (pandemic flu)

RAPID ID OF INFLUENZA SUB-TYPE 26 IMPLEMENT CONTAINMENT MEASURES PREVENT PANDEMIC ID KNOWN STRAIN EARLY WARNING OF NEW STRAIN DIRECT TREATMENT CHOICES PREVENT ANTIBIOTIC OVERUSE PREVENT CENTRAL LAB OVERLOADING IMPROVE OVERALL HEALTH OUTCOMES OUTCOMES

IMPACT FLOWCHART 27 Patient presents with flu-like symptoms VIRUS TRIAGE TEST Not Virus Non-Flu Virus Flu Virus Antibiotic Avoid unnecessary antibiotic use Known strain Unknown strain Sub-type informs treatment choices Containment procedures Alert CDC Avoid overloading central labs with common samples

TRIAGE FLOWSCHEME 28

MULTIPLEXED DIAGNOSTIC 29 FINGERPRINT

30 TRIAGE TEST PROCEDURE Collect nasal swab sample Dip swab into Triage Test Tube Collect a sample reading of the test tube Result: spectral signature indicates type of influenza READ-OUT YES/NO HxNy

HOW THE TEST WORKS 31 Sample Spectrum Matches Signature for HxNy H1N1

DEVELOPMENT SUMMARY PHASE-I: PROOF-OF-PRINCIPLE Sensing system consisting of CARA support and complementary competitor agents to detect the presence of influenza in a model nasal swab or nasal wash matrix PHASE-II: PROTOTYPE DEVELOPMENT Prototype sensing system to sub-type influenza virus in a nasal swab or nasal wash 32

DEMONSTRATION 33 MATCHES POC AND CLINICAL WORKFLOW

34 34 RECEPTORS' HOME TEAM RECEPTORS LLC ROBERT CARLSON, Ph.D. PRESIDENT & CSO (952) 448-4337 FAX (952) 448-1651 Email BC@RECEPTORSLLC.COM WWW.RECEPTORSLLC.COM Nate, Diane, Steve, Kristi, Bob, Tenzing, Rachel, Inthu, Bryan, Kris, Jay, Karen